Filed Pursuant to Rule 433
Registration No. 333-140732

PRICING TERM SHEET

8.375% Secured Equipment Notes due 2014

Pricing Term Sheet dated October 21, 2008 relating to the preliminary Prospectus Supplement (the “preliminary Prospectus Supplement”) dated October 21, 2008 of CSX Transportation, Inc.
The information in this Pricing Term Sheet supplements the preliminary Prospectus Supplement and supersedes the information in the preliminary Prospectus Supplement to the extent inconsistent with the information in the preliminary Prospectus Supplement.
Unless otherwise indicated, terms used but not defined herein have the meaning assigned to such terms in the preliminary Prospectus Supplement.

Issuer:	CSX Transportation, Inc.
Guarantor:	CSX Corporation
Security:	8.375% Secured Equipment Notes due 2014
Principal Amount:	$350,538,000 (all references in the preliminary Prospectus Supplement to $250,438,00 shall be replaced by such principal amount)
Coupon:	8.375%
Interest Payment Dates:	April 15 and October 15, commencing April 15, 2009
Principal Payment Dates:	Principal payments on the Notes will be made in scheduled amounts on selected payment dates, commencing April 15, 2009 and continuing until October 15, 2014, the final maturity date of the Notes.
Price to Public:	100.000%
Benchmark Treasury:	UST 3.125% due September 30, 2013
Benchmark Treasury Yield:	2.623%
Spread to Benchmark Treasury:	+575.2 bp
Yield:	8.375%
Maturity:	October 15, 2014
Average Life:	5.2 years
Discount Rate for Calculation of Redemption Premium:	Treasury Rate + 50 bp
Trade Date:	October 21, 2008
Expected Settlement Date:	October 24, 2008
CUSIP:	126410 LN7
CSXT’s Total Offering Expenses:	$350,000

Anticipated Ratings of the Notes:	A2 (Stable) by Moody’s Investors Service, Inc. A- (Negative) by Standard & Poor’s Ratings Services
Description of Equipment:
The discussion below sets forth certain information relating to the items of railroad equipment that will initially secure the Notes (the “Equipment”).

The equipment will initially consist of 259 locomotives, including GE CW44AH locomotives, GE ES44DC locomotives, GE ES44AH locomotives and EMD SD70AC locomotives.  The locomotives were all delivered new to CSX from the relevant manufacturer in the various years listed in the table below.  The aggregate original purchase price for the locomotive comprising the Equipment is approximately $488.7 million.

The Equipment has been categorized into groups (each, an “Equipment Group”) based on the year of delivery.  For purposes of effecting a partial redemption of the Notes pursuant to the provisions set forth under the captions “Description of Notes―Redemption with Premium” and “Description of Notes―Redemption at Par,” (i) a portion of the aggregate principal amount of Notes offered hereby has been allocated to each Equipment Group as set forth below and (ii) a portion of each scheduled installment of principal payable on the Notes has been allocated to each Equipment Group as set forth in this Pricing Term Sheet under “Schedule of Payment.”
ipal amount of Notes for purposes of effecting a partial redemption of the Notes.

			Aggregate
			Allocated
	Year of		Principal Amount
Description	Delivery	Quantity	of Notes (1)

Equipment Group 1:	2002	65	$66,226,000

Equipment Group 2:	2004	20	$23,034,000

Equipment Group 3:	2005	34	$39,337,000

Equipment Group 4:	2007	32	$48,914,000

Equipment Group 5:	2008	108	$173,027,000

Total		259	$350,538,000

_________ (1) Each locomotive within a particular Equipment Group will be assumed to have the same allocated principal amount of Notes for purposes of effecting a partial redemption of the Notes.

Scheduled Payments:
The principal amount of the Notes will be payable in installments, in the amounts and on the dates set forth below.  The “pool factor” set forth below for each payment date represents the remaining unpaid principal amount of the Notes expressed as a decimal portion of the original aggregate principal amount, after taking into account the payment of principal scheduled on that date.  The scheduled principal repayments set forth below may be reduced from time to time if CSXT redeems any of the Notes prior to their final maturity as described in the preliminary Prospectus Supplement under the heading “Description of Notes―Redemption with Premium” and “Description of Notes―Redemption at Par.”

Regular Distribution Date	Scheduled Principal Repayment	Pool Factor
April 15, 2009	$ 13,658,000.00	0.96103703
October 15, 2009	$ 0.00	0.96103703
April 15, 2010	$ 13,918,000.00	0.92133235
October 15, 2010	$ 0.00	0.92133235
April 15, 2011	$ 14,347,000.00	0.88040384
October 15, 2011	$ 0.00	0.88040384
April 15, 2012	$ 14,346,000.00	0.83947817
October 15, 2012	$ 0.00	0.83947817
April 15, 2013	$ 14,840,000.00	0.79714325
October 15, 2013	$ 0.00	0.79714325
April 15, 2014	$ 16,531,000.00	0.74998431
October 15, 2014	$ 262,898,000.00	0.00000000

The portions of each scheduled installment of principal attributable to each Equipment Group are set forth in the following table.  Please see “Description of Equipment” in this Pricing Term Sheet for a description of the equipment forming each Equipment Group.

	Equipment	Equipment	Equipment	Equipment	Equipment
Payment Date	Group 1	Group 2	Group 3	Group 4	Group 5
April 15, 2009	$3,679,000.00	$904,000.00	$1,486,000.00	$1,718,000.00	$5,871,000.00
October 15, 2009	0.00	0.00	0.00	0.00	0.00
April 15, 2010	3,679,000.00	1,164,000.00	1,486,000.00	1,718,000.00	5,871,000.00
October 15, 2010	0.00	0.00	0.00	0.00	0.00
April 15, 2011	3,679,000.00	1,165,000.00	1,914,000.00	1,718,000.00	5,871,000.00
October 15, 2011	0.00	0.00	0.00	0.00	0.00
April 15, 2012	3,679,000.00	1,165,000.00	1,914,000.00	1,718,000.00	5,870,000.00
October 15, 2012	0.00	0.00	0.00	0.00	0.00
April 15, 2013	3,679,000.00	1,165,000.00	1,914,000.00	2,212,000.00	5,870,000.00
October 15, 2013	0.00	0.00	0.00	0.00	0.00
April 15, 2014	3,679,000.00	1,165,000.00	1,914,000.00	2,213,000.00	7,560,000.00
October 15, 2014	44,152,000.00	16,306,000.00	28,709,000.00	37,617,000.00	136,114,000.00

Total	$66,226,000.00	$23,034,000.00	$39,337,000.00	$48,914,000.00	$173,027,000.00

Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities Inc.
Senior Co-Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. Morgan Stanley & Co. Incorporated UBS Securities LLC
Co-Managers	Mitsubishi UFJ Securities International plc Mizuho Securities USA Inc. Scotia Capital (USA) Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037 or J.P. Morgan Securities Inc. toll free at 1-212-834-4533.